Exhibit 99.6

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto ON M2P 2H3 Canada	Telephone (416) 228-7000 Fax (416) 228-7123 Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Points International Ltd.

We consent to the inclusion in this annual report on Form 40-F of:

  our Independent Auditors’ Report of Registered Public Accounting Firm dated March 7, 2012 on the consolidated financial statements of Points International Ltd. comprising the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information our Report of Independent Registered Public Accounting Firm dated March 7, 2012 on Points International Ltd.’s internal control over financial reporting as of December 31, 2011 each of which is incorporated by reference in this annual report on Form 40-F of Points International Ltd. for the fiscal year ended December 31, 2011.

We also consent to the incorporation by reference of such reports in Registration Statement No. 333-172806 on Form S-8 of Points International Ltd.

Chartered Accountants, Licensed Public Accountants

March 7, 2012
Toronto, Canada